EXHIBIT 12

Alcoa and subsidiaries

Computation of Ratio of Earnings to Fixed Charges

(in millions, except ratio)

Three months ended March 31,	2008
Earnings:
Income from continuing operations before taxes on income	$575
Minority interests’ share of earnings of majority-owned subsidiaries without fixed charges	—
Equity income	(50)
Fixed charges added to earnings	110
Distributed income of less than 50 percent-owned persons	19
Amortization of capitalized interest:
Consolidated	6
Proportionate share of 50%-owned persons	—

Total earnings	$660

Fixed Charges:
Interest expense:
Consolidated	$99
Proportionate share of 50 percent-owned persons	—

$99

Amount representative of the interest factor in rents:
Consolidated	$11
Proportionate share of 50 percent-owned persons	—

$11

Fixed charges added to earnings	$110

Interest capitalized:
Consolidated	$39
Proportionate share of 50 percent-owned persons	1

$40

Preferred stock dividend requirements of majority-owned subsidiaries	—

Total fixed charges	$150

Ratio of earnings to fixed charges	4.4

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